SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)

I-ON Communications Corp.

(Name of Issuer)

COMMON

(Title of Class of Securities)

299113 100

(CUSIP Number)

Craig Fischer 1926 Hollywood Blvd. Suite 212, Hollywood FL 33020
786.375.0556

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [  ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 299113 100	Page 2 of 4

1) Names of Reporting Persons

BB Winks LLC d/b/a ValueCorp Trading Company 46-1312005

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3) SEC Use Only

4) Source of Funds (See Instructions)

WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization

USA

7) Sole Voting Power
Number of	2,728,542
Shares
Beneficially	8) Shared Voting Power
Owned by	0
Each Reporting
Person With	9) Sole Dispositive Power
2,728,542

10) Shared Dispositive Power
0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

2,728,542

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)

7.8

14) Type of Reporting Person (See Instructions)

CO

2

SCHEDULE 13D

CUSIP No. 299113 100	Page 3 of 4

Item 1. Security and Issuer

This Schedule 13D is being filed by the undersigned pursuant to Rule 13d-1(c) under the Act with respect to the shares of Common Stock, par value $0.0001 per share, of I-ON Communications Corp.

Item 2. Identity and Background
(a)	The filing is in the name of BB Winks LLC d/b/a ValueCorp Trading Company; and Mr. Craig Fischer, collectively (the "Reporting Persons")
(b)	Craig Fischer may be deemed to beneficially own the Shares by virtue of its position as the sole member to BB Winks.
(c)	The principle address of the Reporting Entities is c/o BB Winks LLC, 1926 Hollywood Blvd. Suite 212, Hollywood FL, USA.
(d)	BB Winks LLC and its' d/b/a's are engaged in the business corporate communications, investments and trading. Mr. Fischer serves as the Managing Member.
(e)	None of the Reporting Entities have been convicted in a criminal proceeding during the last 5 years
(f)
None of the Reporting Entities have during the last 5 years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g)	BB Winks LLC and its' d/b/a are organized in Florida, USA.

Item 3. Source and Amount of Funds or Other Considerations

The funds used to purchase the shares of Common Stock reported herein came from the working capital of BB Winks LLC.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares as a passive investment. .

Item 5. Interest in Securities of the Issuer

(a)	2,728,542 common shares held / 7.8% of outstanding shares

(b)	SOLE POWER

BB Winks LLC sole power to vote or to direct the vote or to dispose or to direct the disposition

SCHEDULE 13D

CUSIP No. 299113 100	Page 4 of 4

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

BB Winks LLC and its' d/b/a ValueCorp Trading Company may be deemed to beneficially own the Shares by virtue of its position as the purchaser of the shares. Craig Fischer serves as the sole member. In such capacities, may be deemed to have sole voting and dispositive power over the Shares held. .

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2018
Dated

/s/ Craig Fischer
Signature

Craig Fischer Managing Member
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.